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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Atlantic Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 4th Avenue, 5th Floor
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally + Co, LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Ste 800 (Address), Pittsburgh (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 2 6 2004
538

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8 4/8

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Atlantic Capital Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Notarial Seal
Stacey Hohman, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Feb. 7, 2005
Member, Pennsylvania Association of Notaries

Stacey Hohman
Notary Public

Joseph F. Banco
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. NONE TO REPORT
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of
Mid Atlantic Capital Group, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

CONTENTS

Independent Auditors' Report	1
Balance Sheets	2
Statements of Operations and Retained Earnings	3
Statements of Cash Flows	4
Notes to Financial Statements	5

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Mid Atlantic Financial Management, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of **Mid Atlantic Financial Management, Inc.** (the Company), a wholly owned subsidiary of Mid Atlantic Capital Group, Inc., as of December 31, 2003 and 2002, and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Mid Atlantic Financial Management, Inc.** as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Lally, Lally & Co. LLC

February 12, 2004

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
Current Assets		
Cash	$ 138,849	$ 28,176
Accounts Receivable	33,772	21,261
Other Current Assets	135,506	87,711
Total Current Assets	308,127	137,148
Property and Equipment - Net	211,610	166,304
Partnership Investments	363,337	554,083
Total Assets	$ 883,074	$ 857,535

LIABILITIES AND STOCKHOLDER'S EQUITY	2003	2002
Current Liabilities		
Accounts Payable	$ 6,112	$ 28,996
Payable to Parent Company	47,928	38,204
Deferred Revenue	167,643	123,263
Other Accrued Expenses	27,084	10,232
Total Current Liabilities	248,767	200,695
Stockholder's Equity		
Common Stock - $1 Par Value, 100 Shares Authorized, Issued and Outstanding	100	100
Additional Paid-In Capital	628,878	628,878
Retained Earnings	5,329	27,862
Total Stockholder's Equity	634,307	656,840
Total Liabilities and Stockholder's Equity	$ 883,074	$ 857,535

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenues		
Investment Advisory Fees	$ 2,513,845	$ 2,875,204
Financial Planning, Consulting, and Administrative Fees	17,496	17,496
Total Revenues	2,531,341	2,892,700
Operating Expenses		
Associated Persons and Solicitor Compensation	1,142,462	1,283,012
Investment Manager Fees	473,277	683,084
General and Administrative Expenses	973,467	876,486
Total Operating Expenses	2,589,206	2,842,582
Income (Loss) From Operations	(57,865)	50,118
Other Income		
Interest and Investment Income (Loss)	35,332	(29,500)
Net Income (Loss)	(22,533)	20,618
Retained Earnings - Beginning	27,862	7,244
Retained Earnings - Ending	$ 5,329	$ 27,862

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES		
Net Income (Loss)	$ (22,533)	$ 20,618
Noncash Items Included in Net Income (Loss)		
Depreciation	100,780	84,757
Investment (Income) Loss	(34,254)	33,993
Changes In		
Accounts Receivable and Other Assets	(60,306)	103,400
Accounts Payable and Other Accrued Expenses	(6,032)	(16,340)
Payable to Parent Company	9,724	(89,080)
Deferred Revenue	44,380	(63,592)
Net Cash From Operating Activities	31,759	73,756
INVESTING ACTIVITIES		
Purchases of Investments	(50,000)	(35,000)
Proceeds from Redemption of Investments	275,000	0
Purchases of Property and Equipment	(146,086)	(64,343)
Net Cash Used by Investing Activities	78,914	(99,343)
Net Increase (Decrease) in Cash	110,673	(25,587)
Cash - Beginning	28,176	53,763
Cash - Ending	$ 138,849	$ 28,176

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

	2003	2002
Payable to Parent Company Contributed to Capital	$ 0	$ 500,000

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

Mid Atlantic Financial Management, Inc. was incorporated under the laws of the Commonwealth of Pennsylvania on September 1, 1983. The Company is a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. (Parent), a Delaware corporation. The Company is an investment advisor registered with the U.S. Securities and Exchange Commission. The Company provides investment advice, financial planning, consulting, and administrative services primarily to individual investors located throughout the United States.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Mid Atlantic Financial Management, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company's significant estimates are primarily associated with the value of its partnership investments. Actual results could vary from the estimates that were used.

Cash

The Company maintains its cash in a bank located in Pittsburgh, Pennsylvania. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed this limit. The Company has not experienced any losses associated with these balances.

Accounts Receivable

The Company provides an allowance for doubtful accounts. In the opinion of management, no allowance was deemed necessary at December 31, 2003 and 2002.

Depreciation

Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures that increase the economic useful lives of the assets are capitalized. General repairs and maintenance are charged to expense as incurred.

Investment Advisory Fees

Investment advisory fees charged to customers are billed quarterly, but are recognized as earned on a pro rata basis. Unearned fees are included in the accompanying balance sheets under the caption "deferred revenue."

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary of its Parent (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an "S" Corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholder.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following at December 31:

	2003	2002
Equipment and Automobile	$ 680,005	$ 547,670
Furniture	307,895	300,063
Leasehold Improvements	170,244	164,325
Artwork	22,721	22,721
	1,180,865	1,034,779
Accumulated Depreciation	(969,255)	(868,475)
	$ 211,610	$ 166,304

Depreciation expense was approximately $100,800 in 2003 and $84,800 in 2002.

NOTE 4 – RELATED PARTY TRANSACTIONS

Overhead and Other Costs

A significant portion of the Company's general and administrative expense consists of overhead cost allocations from its Parent. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The Parent incurs the majority of payroll and related taxes, rents, office and other expenses on behalf of itself and its various subsidiaries (the Group). These overhead costs are shared by the subsidiaries based on an allocation of Group compensation among the Parent and its subsidiaries or by other cost allocation methods. The Company recognized payroll, rents, office, and other expenses under this overhead cost arrangement of approximately $763,000 in 2003 and $623,000 in 2002.

The Group rents office space from The Magee Group, a real estate partnership which owns and operates the office building in which the Group's offices are located. The Parent charges the Company rent expense through the overhead cost allocation discussed above. The Company's Parent is 100% owned by Mr. Charles A. Warden. Mr. Warden has an ownership interest in The Magee Group.

NOTE 4 – RELATED PARTY TRANSACTIONS (CONTINUED)

Fees and Commission Revenues

The Company generally charges its clients an investment advisory fee calculated at a flat percentage of assets under management. Certain of these investment advisory fees are for periodic investment monitoring and reporting services, third party investment advisory charges, and investment transaction clearing and execution charges incurred by Mid Atlantic Capital Corporation, a wholly owned subsidiary of the Parent. These expenses have been allocated to the Company through the Parent. For the years ended December 31, 2003 and 2002, these expenses totaled approximately $170,400 and $138,600, respectively.

The Company has investments in partnerships that have been organized by the Group. The Company charges quarterly management fees to these partnerships based on each limited partner's beginning capital account for the quarter. The ownership interest in these partnerships at December 31, 2003, approximate fees charged for 2003 and 2002, and approximate annual fee percentage are detailed as follows:

Partnership Name	Ownership Interest	2003 Annual Fee Charged	2002 Annual Fee Charged	Annual Fee %
Diversified Capital Partners (DCP)	0.4%	$ 56,000	$ 74,000	1.95%
Golden Triangle L.P. (GT)	3.7%	$ 8,000	$ 9,000	1.25%
Healthcare Investment Opportunities Fund (HIOF)	0.6%	$ 78,000	$ 77,000	1.25%
MAPS Charter Fund L.P. (MAPS)	2.0%	$ 194,000	$ 192,000	1.00%
Mayfield Partners L.P.	0.8%	$ 36,000	$ 35,000	1.00%
Minuit Opportunity Fund L.P.	0.9%	$ 71,000	$ 70,000	1.25%

Partnership Investments

Partnership Investments consist of various general partner ownership interests of less than 20% in MAPS, DCP, Mid Atlantic Securities Partnership, HIOF, Minuit, Mayfield, GT, Circle Quadrivium Partners, and Absolute Return Trust, which are private investment partnerships. As the general partner of these partnerships, the Company has restrictions on when its general partnership interests can be sold. These investments are carried at fair value and totaled approximately $363,300 and $554,000 at December 31, 2003 and 2002, respectively.